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SECURITIES ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13936

SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2002
WASH.D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Berkshire Equity Sales, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 South Street
(No. and Street)

Pittsfield	Massachusetts	01201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Kalib   Treasurer   (413) 499-4321
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

160 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

P

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21

OATH OR AFFIRMATION

I, David L. Kalib, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Equity Sales, Inc., as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

CYNTHIA M. [illegible], Notary Public
My Commission Expires August 4, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Auditors

To the Board of Directors of
Berkshire Equity Sales, Inc.

We have audited the accompanying consolidated statement of financial condition of Berkshire Equity Sales, Inc. and its subsidiaries (the "Company") as of December 31, 2001, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2000 and for the year then ended were audited by other independent accountants whose report dated January 19, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Berkshire Equity Sales, Inc. and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

Berkshire Equity Sales, Inc. and Subsidiaries
Consolidated Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 1,322,338	$ 1,138,180
Income taxes recoverable	5,756	332,263
Total assets	$ 1,328,094	$ 1,470,443
Liabilities and stockholder's equity		
Current liabilities:		
Due to parent	$ 746,195	$ 528,983
Accounts payable	8,550	8,650
Total liabilities	754,745	537,633
Stockholder's equity:		
Common stock, par value $1.00 per share - authorized 150,000 shares, outstanding 1,123 shares	1,123	1,123
Capital surplus	1,281,363	1,281,363
Retained earnings (deficit)	(709,137)	(349,676)
Total stockholder's equity	573,349	932,810
Total liabilities and stockholder's equity	$ 1,328,094	$ 1,470,443

The accompanying notes are an integral part of these financial statements.

Berkshire Equity Sales, Inc. and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2001 and 2000

	2001	2000
Income		
Commissions	$ 256,842	$ 3,004,598
Affiliation fees	650	68,912
Interest	10,689	14,755
	268,181	3,088,265
Expenses		
Commissions	5,163	2,254,957
Management fee	172,158	692,541
Other administrative and general expenses	123,160	511,602
	300,481	3,459,100
Loss before income tax provision (benefit)	(32,300)	(370,835)
Provision (benefit) for federal and state income tax	327,161	(124,635)
Net loss	$ (359,461)	$ (246,200)

The accompanying notes are an integral part of these financial statements.

Berkshire Equity Sales, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholder's Equity
Years Ended December 31, 2001 and 2000

	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Total
Balance at December 31, 1999	$ 1,123	$ 1,281,363	$ (103,476)	$ 1,179,010
Net loss			(246,200)	(246,200)
Balance at December 31, 2000	1,123	1,281,363	(349,676)	932,810
Net loss			(359,461)	(359,461)
Balance at December 31, 2001	$ 1,123	$ 1,281,363	$ (709,137)	$ 573,349

The accompanying notes are an integral part of these financial statements.

Berkshire Equity Sales, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
Operating activities		
Net loss	$ (359,461)	$ (246,200)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Changes in assets and liabilities		
Decrease (increase) in:		
Income taxes recoverable	326,507	(132,188)
Affiliation fees receivable	-	20,817
Other current assets	-	911
Increase (decrease) in:		
Due to parent	217,212	(398,362)
Accounts payable	(100)	(7,910)
Net cash provided (used) by operating activities	184,158	(762,932)
Cash and cash equivalents at beginning of year	1,138,180	1,901,112
Cash and cash equivalents at end of year	$ 1,322,338	$ 1,138,180

There were no cash flows related to investing or financing activities during 2001 and 2000.

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

Organization

Berkshire Equity Sales, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company earns commissions on the sale of mutual funds and variable annuities. Although the Company has sales in most states, its primary markets are Massachusetts and New York.

The Company has two wholly-owned subsidiaries, Berkshire Life Insurance Agency, Inc. and Berkshire Life Insurance Agency, Inc. of Ohio at December 31, 2001. An additional subsidiary, Berkshire Life Insurance Agency, Inc. of Texas, was owned by the Company during 2000 and dissolved as of December 31, 2000. These subsidiaries sell variable annuity products within Massachusetts, Ohio, Texas and certain other jurisdictions.

The Company up until June 30, 2001 was a wholly-owned subsidiary of Berkshire Life Insurance Company ("BLICO"). As of July 1, 2001, BLICO consummated a statutory merger with Guardian Life Insurance Company of America ("GLIC") which was accounted for in a manner similar to a pooling of interests. As part of this transaction, the Company became a wholly-owned subsidiary of GLIC. Specific plans with respect to the future operation or strategy or the Company have not yet been formulated.

Principles of Consolidation

The consolidated financial statements include the accounts and operations of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Commissions on sales are calculated as a contractual percentage of sales and are recorded on the trade date. The Company earns further recurring commissions which are received on a quarterly basis based on the average asset values of customer accounts. These commissions are recorded as earned. Interest on cash and cash equivalents is recorded as earned.

The Company charges agents an affiliation fee at each semi-monthly billing cycle. The fees are deducted from agents' commissions each billing cycle and are recorded in income only to the extent deemed collectible.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Income Taxes

Berkshire Equity Sales, Inc. and its subsidiaries file a consolidated federal income tax return with GLIC (BLICO for 2000). The Company's federal income tax expense is determined as if separate federal income tax returns were filed. The Company files individual state income tax returns.

There are no significant differences between the financial statement amounts and tax bases of assets and liabilities.

The Company's net operating losses prior to July 1, 2001 are not eligible to be used against GLIC's taxable income because the Company was not yet a member of the GLIC affiliated group. As a result, a valuation allowance of $338,019 has been set up at December 31, 2001 against income taxes previously recorded as recoverable. Net operating losses subsequent to July 1, 2001 of $5,756 can be utilized by GLIC and are recorded as income taxes recoverable at December 31, 2001. Net operating loss carryforwards of $132,188 which were utilizable by BLICO were recorded in the Company's income tax benefit for the year ended December 31, 2000 and as part of income taxes recoverable at December 31, 2000.

2. Related Party Transactions

The Company incurred expenses for management fees payable to its parent company of $172,158 and $692,541 in 2001 and 2000, respectively, based on periodic time and expense studies. Additionally, the Company incurred expenses of $9,941 and $68,902 in 2001 and 2000, respectively, primarily related to reimbursing BLICO for travel, advertising, rent and sales training paid by BLICO on behalf of the Company.

3. Net Capital Requirements

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain minimum net capital, as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $128,069. The net capital requirement was $37,494. The Company's net capital ratio was 4.39 to 1, while the maximum allowable was 15 to 1.

Other Financial Information

Berkshire Equity Sales, Inc. and Subsidiaries
Consolidating Statement of Financial Condition
December 31, 2001

	Berkshire Equity Sales, Inc.	Subsidiaries	Eliminating Entries	Consolidated Total
Assets				
Current assets:				
Cash and cash equivalents	$ 1,194,597	$ 127,741	$ -	$ 1,322,338
Investments in subsidiaries	1,100	-	(1,100)	-
Income taxes recoverable	5,756	-	-	5,756
Total assets	$ 1,201,453	$ 127,741	$ (1,100)	$ 1,328,094
Liabilities and stockholder's equity				
Current liabilities:				
Due to parent	$ 553,861	$ 192,334	$ -	$ 746,195
Accounts payable	8,550	-	-	8,550
Total liabilities	562,411	192,334	-	754,745
Stockholder's equity:				
Common stock	1,123	1,100	(1,100)	1,123
Capital surplus	1,281,363	-	-	1,281,363
Retained earnings (deficit)	(643,444)	(65,693)	-	(709,137)
Total stockholder's equity	639,042	(64,593)	(1,100)	573,349
Total liabilities and stockholder's equity	$ 1,201,453	$ 127,741	$ (1,100)	$ 1,328,094

Berkshire Equity Sales, Inc. and Subsidiaries
Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities Exchange Act of 1934
December 31, 2001

Computation of net capital		
Total ownership equity (from consolidating statement of financial condition)		$ 639,042
Total ownership equity qualified for net capital		639,042
Deductions and/or adjustments:		
Nonallowable assets:		
Income taxes recoverable	$ (5,756)	
Securities not readily marketable	(1,100)	
Excess of deductible for the fidelity bond over amount permissible	(495,501)	(502,357)
Tentative net capital		$ 136,685
Less		
2% of money market investments		(6,102)
Deduction for undue concentration		(2,514)
Net capital		$ 128,069
Computation of basic net capital requirement		
Net capital requirement (6 2/3% of aggregate indebtedness, minimum $25,000)		$ 37,494
Excess net capital		$ 90,575
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 71,828
Computation of aggregate indebtedness		
Total aggregate indebtedness		$ 562,411
Ratio of aggregate indebtedness to net capital		4.39 to 1

The following reconciles net capital per the above Computation of Net Capital Pursuant to Rule 15c3-1 to the Company's computation included in Part IIA of FOCUS Form X-17A-5 as of December 31, 2001:

Net capital per computation of net capital pursuant to Rule 15c3-1	$ 128,069
Additional deduction for fidelity bond deductible	426,392
Undue concentration deduction	2,514
Net capital per Part IIA of FOCUS Form X -17A-5	$ 556,975

Berkshire Equity Sales, Inc. and Subsidiaries
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph (k)(1) of that rule at December 31, 2001.

Berkshire Equity Sales, Inc. and Subsidiaries
Contents
Years Ended December 31, 2001 and 2000

Berkshire Equity Sales, Inc. and Subsidiaries

Audited Consolidated Financial Statements and Other Financial Information

Years Ended December 31, 2001 and 2000